Exhibit 99

PRESS RELEASE
For immediate release
Contact: Bryna Butler, 446-2631, ext. 253, E-mail: bsbutler@ovbc.com


                              Howe Joins OVBC Board

GALLIPOLIS, Ohio -- Harold A. Howe has been elected to the Ohio Valley Banc Corp. [Nasdaq: OVBC] Board of Directors.

     Howe joined the Ohio Valley Banc Corp. family in 1998 with the company's purchase of Jackson Savings Bank of Jackson, Ohio. He is now the president of Ohio Valley Financial Services, a life insurance agency subsidiary of OVBC. In addition, he serves on the Ohio Valley Bank Board of Directors.

     Howe will be finishing the unexpired term of Jim Dailey on the Board. Dailey retired from the Corp. Board in January 2005, but is still Chairman of the Board of Ohio Valley Bank, the largest subsidiary of Ohio Valley Banc Corp.

     A native of Jackson,  Howe is a graduate  of Jackson  High  School,  Urbana
University, and Xavier University Graduate School. He is President of the Jackson Community Improvement Corporation, Director of the Jackson YMCA, and serves on the Jackson Metropolitan Housing Board. He is also a member of Rotary (past president), Jaycees, Elks, and Moose. He and wife, Kay, reside in Jackson.

     Ohio Valley Banc Corp. stock is traded on the Nasdaq Stock Market under the symbol OVBC. The company owns three subsidiaries: Ohio Valley Bank, with 16 offices throughout Ohio and West Virginia; Loan Central, with five offices in Ohio; and Ohio Valley Financial Services, a life insurance agency based in Jackson, Ohio.